Katch Entertainment Inc.
Statements of Changes in Shareholders' Equity
From January 1, 2019 to December 31, 2020
(Unaudited)

	Katch Entertainment LLC	Katch Entertainment Inc.						
	Members' Equity	Common Stock		Preferred Stock		Paid in capital	Accumulated Deficit	Total Shareholders' Equity
		Shares	Amount	Shares	Amount			
Balance, January 1, 2019	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Capital Contribution	152,329							
Net Loss	(13,976)	-	$ -	-	$ -	$ -	$ -	$ -
Balance, December 31, 2019	138,353	-	-	-	-	-	-	-
Capital Distribution	(298)							
Balance, March 10, 2020	138,055							
Conversion to corporation	(138,055)	7,010,800	7	-	$ -	152,024	(13,976)	138,055
SAFE Family and Friends						87,000		87,000
SAFE Seed Round						830,000		830,000
Net loss							(668,517)	(668,517)
Balance, December 31, 2020	$ -	7,010,800	$ 7	-	$ -	$ 1,069,024	$ (682,493)	$ 386,538